September 4, 2014

Kristina Aberg, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital—Retail Centers of America II, Inc. Amendment No. 2 to Form S-11 Filed August 18, 2014 File No. 333-196594

Dear Ms. Aberg:

On behalf of American Realty Capital—Retail Centers of America II, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder, Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (File No. 333-196594) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 3, 2014.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 3.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Prospectus Summary, page 1

1.	Please revise the acquisition fees on page 15 for consistency with the fees on page 93.

The Company has revised the acquisition fees on page 15 of the Prospectus as requested.

Exhibit 23.1

2.	In future amendments, please file an auditor’s consent that contains a conformed signature.

The auditor’s consent filed with Amendment No. 3 contains a conformed signature.

September 4, 2014

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By: /s/ Peter M. Fass

Peter M. Fass

cc:	Sandra Hunter, Esq. James A. Tanaka, Esq. Michael J. Choate, Esq.